">

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Daniels Corporate Advisory, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements we prepared. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in the Registration Statement No. 333-169128 (Form S-1) pertaining to the registration of 4,909,971 shares of common stock of Daniels Corporate Advisory, Inc. of our Audit Report dated June 21, 2012 with respect to the financial statement of Daniels Corporate Advisory, Inc. for the years ended November 30, 2011 and 2010. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA

Califon New Jersey

June 21, 2012